                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          U.S. FRANCHISE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  902 956 30 9
                        --------------------------------
                                 (CUSIP Number)

                              Harold S. Handelsman
                            Meridian Associates, L.P.
                           200 West Monroe, Suite 3800
                                Chicago, IL 60606
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 2, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
CUSIP No. 902 956 30 9                               Page  2   of   21  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     Meridian Associates, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois
-------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
                                   0
  NUMBER OF                   -------------------------------------------------
   SHARES                     (8)  SHARED VOTING POWER
BENEFICIALLY                       0
 OWNED BY                      -------------------------------------------------
   EACH                       (9)  SOLE DISPOSITIVE POWER
 REPORTING                         0
 PERSON WITH                  -------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------

                              SCHEDULE 13D
CUSIP No. 902 956 30 9                               Page  3   of   21  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     HSA Properties, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
                                   0
  NUMBER OF                   -------------------------------------------------
   SHARES                     (8)  SHARED VOTING POWER
BENEFICIALLY                       0
 OWNED BY                      -------------------------------------------------
   EACH                       (9)  SOLE DISPOSITIVE POWER
 REPORTING                         0
 PERSON WITH                  -------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------

                              SCHEDULE 13D
CUSIP No. 902 956 30 9                               Page  4   of   21  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     SDI, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
-------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
                                   0
  NUMBER OF                   -------------------------------------------------
   SHARES                     (8)  SHARED VOTING POWER
BENEFICIALLY                       0
 OWNED BY                      -------------------------------------------------
   EACH                       (9)  SOLE DISPOSITIVE POWER
 REPORTING                         0
 PERSON WITH                  -------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------

                              SCHEDULE 13D
CUSIP No. 902 956 30 9                               Page  5   of   21  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     USFS Acquisition Co.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     AF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
                                   18,605,406
  NUMBER OF                   -------------------------------------------------
   SHARES                     (8)  SHARED VOTING POWER
BENEFICIALLY                       0
 OWNED BY                      -------------------------------------------------
   EACH                       (9)  SOLE DISPOSITIVE POWER
 REPORTING                         18,605,966
 PERSON WITH                  -------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,605,966
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     93%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------

                              SCHEDULE 13D
CUSIP No. 902 956 30 9                               Page  6   of   21  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     Michael A. Leven
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
-------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
                                   0
  NUMBER OF                   -------------------------------------------------
   SHARES                     (8)  SHARED VOTING POWER
BENEFICIALLY                       0
 OWNED BY                      -------------------------------------------------
   EACH                       (9)  SOLE DISPOSITIVE POWER
 REPORTING                         0
 PERSON WITH                  -------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                              SCHEDULE 13D
CUSIP No. 902 956 30 9                               Page  7   of   21  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     Andrea Leven
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
-------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
                                   0
  NUMBER OF                   -------------------------------------------------
   SHARES                     (8)  SHARED VOTING POWER
BENEFICIALLY                       0
 OWNED BY                      -------------------------------------------------
   EACH                       (9)  SOLE DISPOSITIVE POWER
 REPORTING                         0
 PERSON WITH                  -------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                              SCHEDULE 13D
CUSIP No. 902 956 30 9                               Page  8   of   21  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     Jonathan Leven
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
-------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
                                   0
  NUMBER OF                   -------------------------------------------------
   SHARES                     (8)  SHARED VOTING POWER
BENEFICIALLY                       0
 OWNED BY                      -------------------------------------------------
   EACH                       (9)  SOLE DISPOSITIVE POWER
 REPORTING                         0
 PERSON WITH                  -------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                              SCHEDULE 13D
CUSIP No. 902 956 30 9                               Page  9   of   21  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     Robert Leven
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
-------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
                                   0
  NUMBER OF                   -------------------------------------------------
   SHARES                     (8)  SHARED VOTING POWER
BENEFICIALLY                       0
 OWNED BY                      -------------------------------------------------
   EACH                       (9)  SOLE DISPOSITIVE POWER
 REPORTING                         0
 PERSON WITH                  -------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                              SCHEDULE 13D
CUSIP No. 902 956 30 9                               Page  10   of   21  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     Adam Leven
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
-------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
                                   0
  NUMBER OF                   -------------------------------------------------
   SHARES                     (8)  SHARED VOTING POWER
BENEFICIALLY                       0
 OWNED BY                      -------------------------------------------------
   EACH                       (9)  SOLE DISPOSITIVE POWER
 REPORTING                         0
 PERSON WITH                  -------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                              SCHEDULE 13D
CUSIP No. 902 956 30 9                               Page  11   of   21  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     SDI-Franchise Investor, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
-------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
                                   0
  NUMBER OF                   -------------------------------------------------
   SHARES                     (8)  SHARED VOTING POWER
BENEFICIALLY                       0
 OWNED BY                      -------------------------------------------------
   EACH                       (9)  SOLE DISPOSITIVE POWER
 REPORTING                         0
 PERSON WITH                  -------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------

                              SCHEDULE 13D
CUSIP No. 902 956 30 9                               Page  12   of   21  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     HT-Franchise Investment Group LLC
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
                                   0
  NUMBER OF                   -------------------------------------------------
   SHARES                     (8)  SHARED VOTING POWER
BENEFICIALLY                       0
 OWNED BY                      -------------------------------------------------
   EACH                       (9)  SOLE DISPOSITIVE POWER
 REPORTING                         0
 PERSON WITH                  -------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     00
-------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of U.S. Franchise Systems, Inc., a Delaware corporation ("USFS"), which has its principal executive office at 13 Corporate Square, Suite 250, Atlanta, GA 30329. Some of the Reporting Entities are holders of Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), which is convertible at any time into Class A Common Stock. The Class A Common Stock and the Class B Common Stock are collectively referred to herein as the "Common Stock".

         This Schedule 13D amends the Schedule 13D filed by the Reporting Entities on September 28, 2000, as amended on October 2, 2000.

ITEM 2.           IDENTITY AND BACKGROUND

         Meridian Associates, L.P., an Illinois limited partnership ("Meridian"), SDI, Inc., a Nevada corporation ("SDI"), USFS Acquisition Co., a Delaware corporation ("Newco"), HSA Properties, Inc., a Delaware corporation ("HSA"), SDI-Franchise Investor, Inc., a Nevada corporation ("SDI-Franchise") and HT-Franchise Investment Group LLC, a Delaware limited liability company ("HT-Franchise") were each formed solely for the purposes of holding interests in other entities. Michael A. Leven, Andrea Leven, Jonathan Leven, Robert Leven and Adam Leven (collectively, the "Leven Stockholders") were holders of Common Stock. The Leven Stockholders, Meridian, SDI, Newco, HSA, SDI-Franchise and HT-Franchise shall hereinafter be referred to individually as a "Reporting Entity," and collectively as the "Reporting Entities". Each of the individuals listed below is a U.S. citizen.

                  The business address and principal office address of Meridian and of the persons named below is 200 West Madison Street, Suite 3800, Chicago, IL 60606. Meridian Investments, Inc. is the general partner of Meridian and is a Delaware corporation. Its executive officers include: (i) Nicholas J. Pritzker, President, (ii) Thomas J. Pritzker, Vice President and Secretary, (iii) Glen Miller, Vice President, Treasurer and Assistant Secretary, (iv) John Kevin Poorman, Vice
                  President and (v) Harold S. Handelsman, Vice President. Meridian Investments, Inc.'s board of directors consists of Nicholas J. Pritzker, Thomas J. Pritzker and Glen Miller.

                  The business address and principal office address of SDI and, unless otherwise indicated, of the persons named below is 200 West Madison Street, Suite 3800, Chicago, IL 60606. Its executive officers include: (i) Thomas J. Pritzker, President,
                  (ii) Harold S. Handelsman, Vice President, Secretary and Treasurer, (iii) Paul A. Bible, Vice President, having a business address at 201 West Liberty Street, Suite 300, Reno, Nevada 89501, and (iv) Kirk Rose, Vice President. SDI's board of directors consists of Thomas J. Pritzker, Harold S. Handlesman and Paul A. Bible.

                  The business address and principal office address of HSA and of the persons named below is 200 West Madison Street, Suite 3800, Chicago, IL 60606. Its Executive Officers include:
                  Nicholas J. Pritzker, President, (ii) Glen Miller, Vice President, Treasurer and Assistant Secretary, (iii) Thomas J. Pritzker, Vice President and Secretary, (iv) John Kevin Poorman, Vice President and (v) Harold S. Handelsman, Vice President. HSA's board of directors consists of Nicholas J. Pritzker, Glen Miller, Thomas J. Pritzker, and John Kevin Poorman.

                  The business address and principal office address of Newco and of persons named below is 200 West Madison Street, Suite 3800, Chicago, IL 60606. Its executive officers include: (i) Douglas Geoga, President, (ii) Harold S. Handelsman, Vice President and Secretary and (iii) Glen Miller, Vice President and Treasurer. Newco's board of directors consists of Harold S. Handelsman, Douglas Geoga and Glen Miller.

                  The business address and principal office address of SDI-Franchise and, unless otherwise indicated, of the persons named below is 200 West Madison Street, Suite 3800, Chicago, IL 60606. Its executive officers include: (i) Douglas Geoga, President, (ii) Mark Hoplamazian, Vice President and Treasurer, (iii) Paul A. Bible, Vice President and Secretary, having a business address at 201 West Liberty Street, Suite 300, Reno, Nevada 89501, and (iv) Kirk Rose, Vice President. SDI-Franchise's board of directors consists of Douglas Geoga, Mark Hoplamazian and Paul A. Bible.

                  HT-Franchise is managed and controlled by its sole member, SDI-Franchise.

                  Michael A. Leven is a U.S. citizen. He is principally employed as Chairman, President and Chief Executive Officer of USFS located at 13 Corporate Square, Suite 250, Atlanta Georgia 30329. He is also a director of USFS.

                  Andrea Leven is a U.S. citizen and resides at 1142 Brookhaven Row, Atlanta, Georgia 30319.

                  Jonathan Leven is a U.S. citizen. He is principally employed as Senior Vice President, Marketing of USFS located at 13 Corporate Square, Suite 250, Atlanta Georgia 30329.

                  Robert Leven is a U.S. citizen. He is principally employed as Vice President of Hodges Ward Elliot located at The Lenox Building, 12th Floor, 3399 Peachtree Road NE, Atlanta, Georgia 30326.

                  Adam Leven is a U.S. citizen. He is principally employed as a Graduate Teaching Assistant at University of Georgia, Department of Classics located at Park Hall, Athens, Georgia 30602.

        During the last five years, none of the Reporting Entities, the general partner of Meridian or, to the knowledge of the Reporting Entities, the executive officers or directors of SDI, HSA SDI-Franchise or the general partner of Meridian has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Entities may constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act, as amended (the "Act"), with respect to their beneficial ownership of the shares of Common Stock of USFS to which this Schedule 13D relates.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the Acquisition Agreement, as described more fully below, SDI is required to provide to Newco the necessary funds in order for Newco to consummate the tender offer as contemplated in the Acquisition Agreement. SDI has fulfilled this obligation by making funds available through one or more affiliates or intermediaries, to HT-Franchise, which has used those funds to purchase 17,161,531 shares of Newco's common stock for a total purchase price of $85,807,655.00.

ITEM 4.           PURPOSE OF TRANSACTION

         Acquisition Agreement. On September 18, 2000, SDI, HSA, Newco and Meridian entered into an Acquisition Agreement with USFS (the "Acquisition Agreement"), pursuant to which Newco agreed to commence a tender offer to purchase all of the outstanding Common Stock of USFS for $5.00 per share (the "Offer"). On November 2, 2000, Newco acquired 14,882,008 shares of Common Stock pursuant to the Offer for a total purchase price of $74,410,040, representing approximately 75% of the outstanding shares of Common Stock.

         Exchange Agreement. In connection with the Acquisition Agreement, Newco, Meridian, HSA and the Leven Stockholders entered into an Exchange Agreement (the "Exchange Agreement"), pursuant to which Meridian, HSA and the Leven Stockholders have exchanged an aggregate of 2,992,222 shares of Common Stock for an equal number of shares of common stock in Newco.

         Other Purchases. On November 10, 2000, Newco acquired 731,736 additional shares of Common Stock at a price of $5.00 per share in a series of transactions with officers of USFS who held restricted shares of Common Stock that became vested following completion of the Offer.

         Merger. Subject to receipt of any required stockholder approval, the Reporting Entities expect Newco to merge into USFS. Upon consummation of the merger, the stockholders who elected not to accept the Offer will receive $5.00 for each share of Common Stock, subject to dissenter's rights properly exercised under Delaware law, and USFS will become a privately held company, owned by the Reporting Entities.

         Changes to the Board of Directors. The Board of Directors of USFS, upon consummation of the merger of Newco into USFS will be the members of the Board of Directors of Newco immediately prior to the merger. Those people will be Harold S. Handelsman, Douglas Geoga, Glen Miller, Michael A. Leven and Steven Romaniello.

ITEM 5.           INTERESTS IN SECURITIES OF ISSUER

         (a) Aggregate Amount Beneficially Owned and Percentage of Outstanding Common Stock:

                  The aggregate number of shares of Common Stock owned beneficially by the Reporting Entities as of November 13 is 18,605,966 representing approximately 93% of the outstanding Common Stock, all of which is owned of record and beneficially by Newco. Meridian SDI, HSA, SDI-Franchise, HT-Franchise and the Leven Stockholders do not have beneficial ownership of any Common Stock.

         (b)      Number of shares of Common Stock as to which Reporting
                  Entities hold:

                  With respect to Meridian:
                  (i)      Sole power to vote or to direct the vote -0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii)    Sole power to dispose or direct the disposition - 0;
                  (iv)     Shared power to dispose or direct the disposition -0.

                  With respect to HSA:
                  (i)      Sole power to vote or to direct the vote -0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii)    Sole power to dispose or direct the disposition - 0;
                  (iv)     Shared power to dispose or direct the
                           disposition - 0.

                  With respect to Newco:
                  (i) Sole power to vote or to direct the vote - 18,605,966 shares of Common Stock;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii) Sole power to dispose or to direct the disposition - 18,605,966 shares of Common Stock;
                  (iv) Shared power to dispose or to direct the disposition - 0.

                  With respect to Michael A. Leven:
                  (i)      Sole power to vote or direct the vote - 0;
                  (ii)     Shared power to vote or direct the vote - 0;
                  (iii)    Sole power to dispose or direct the disposition - 0;
                  (iv)     Shared power to dispose or direct the
                           disposition - 0.

                  With respect to Andrea Leven:
                  (i)      Sole power to vote or direct the vote - 0;

                  (ii)     Shared power to vote or direct the vote -0;
                  (iii)    Sole power to dispose or direct the disposition - 0;
                  (iv)     Shared power to dispose or direct the disposition -
                           0.

                  With respect to Jonathan Leven:
                  (i)      Sole power to vote or direct the vote - 0;
                  (ii)     Shared power to vote or direct the vote - 0;
                  (iii)    Sole power to dispose or direct the disposition - 0;
                  (iv)     Shared power to dispose or direct the disposition -
                           0.

                  With respect to Robert Leven:
                  (i)      Sole power to vote or direct the vote - 0;
                  (ii)     Shared power to vote or direct the vote - 0;
                  (iii)    Sole power to dispose or direct the disposition - 0;
                  (iv)     Shared power to dispose or direct the disposition -
                           0.

                  With respect to Adam Leven:
                  (i)      Sole power to vote or direct the vote - 0;
                  (ii)     Shared power to vote or direct the vote - 0;
                  (iii)    Sole power to dispose or direct the disposition - 0;
                  (iv)     Shared power to dispose or direct the disposition -
                           0.

                  With respect to SDI:
                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii)    Sole power to dispose or direct the disposition - 0;
                  (iv)     Shared power to dispose or direct the disposition -
                           0.

                  With respect to SDI-Franchise:
                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii)    Sole power to dispose or direct the disposition - 0;
                  (iv)     Shared power to dispose or direct the disposition -
                           0.

                  With respect to HT-Franchise:
                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii)    Sole power to dispose or direct the disposition - 0;
                  (iv)     Shared power to dispose or direct the disposition -
                           0.

         (c)      Transactions in the previous 60 days.

                  Over the course of the last 15 months, Jonathan Leven has borrowed approximately $46,000 on margin form the account in which he holds his shares of USFS Common Stock. On September 26, 2000, Jonathan Leven paid off any such loans plus interest in full.
                                                                  Page 17 of 21

                  Except as noted above, the Reporting Entities have not, and to the best knowledge of each of the Reporting Entities, none of the general partner of Meridian or the executive officers or directors listed in Item 1 hereto, has effected any transactions in the shares of Common Stock during the past 60 days.

         (d) Any other person known to have the right to receive or the power to direct dividends.

                  None.

         (e) Date on which the reporting person(s) ceased to be a beneficial owner of more than five percent of the class of securities.

                  On November 10, 2000, Michael Leven and Andrea Leven ceased to be beneficial owners of more than 5% of the Common Stock.

                  On November 13, 2000, Meridian ceased to be a beneficial owner of 5% of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See the information in Item 4, which is incorporated into this Item 6.

         Stockholders Agreement. On November 2, 2000, Meridian, HSA, HT-Franchise and the Leven Stockholders entered into a Stockholders Agreement with respect to the shares of common stock in Newco that they own ("Stockholders Agreement"). The Stockholders Agreement provides for various rights and restrictions, including transfer restrictions with respect to their shares, a right of first offer, tag-along rights, co-sale rights, restrictions on the pledging of shares, put-option rights, call-option obligations and an agreement to cause the board of directors to elect Michael A. Leven to the Newco Board of Directors.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1 Written agreement regarding joint filing pursuant to Rule 13d-1(k).

Exhibit 2         Acquisition Agreement  incorporated by reference from
                  Exhibit 2.1 to the Current Report on Form 8-K of USFS filed 9/20/00.

Exhibit 3         Exchange  Agreement  incorporated  by reference from
                  Exhibit 99.1 to the Current Report on Form 8-K of USFS filed 9/20/00.
                                                                  Page 18 of 21

Signature

         After reasonable inquiry to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:   November 13, 2000

MERIDIAN ASSOCIATES, L.P.

By: MERIDIAN INVESTMENT, INC.,
ITS GENERAL PARTNER

By: /s/ Harold S. Handelsman
    ---------------------------------
Its: Vice President


Dated:   November 13, 2000

SDI, INC.

By: /s/ Harold S. Handelsman
    ---------------------------------
Its: Vice President


Dated:   November 13, 2000

HSA PROPERTIES, INC.

By: /s/ Harold S. Handelsman
    ---------------------------------
Its: Vice President

Dated:   November 13, 2000

USFS ACQUISITION CO.

By: /s/ Douglas Geoga
    ---------------------------------
Its:    President

Dated:   November 13, 2000

SDI-FRANCHISE INVESTOR, INC.

By: /s/ Douglas Geoga
    ---------------------------------
Its:    President


Dated:   November 13, 2000

HT-FRANCHISE INVESTMENT GROUP LLC

By: SDI-FRANCHISE INVESTOR, INC.,
ITS SOLE MEMBER

By: /s/ Douglas Geoga
    ---------------------------------
Its:    President


Dated:   November 13, 2000



/s/ Michael A. Leven
-------------------------------------
Michael A. Leven


Dated:   November 13, 2000



/s/ Andrea Leven
-------------------------------------
Andrea Leven


Dated:   November 13, 2000



/s/ Jonathan Leven
-------------------------------------
Jonathan Leven

Dated:   November 13, 2000



/s/ Robert Leven
-------------------------------------
Robert Leven


Dated:   November 13, 2000



/s/ Adam Leven
-------------------------------------
Adam Leven